March 13, 2017

MICHAEL A. BROWN	EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Greg Dundas, Attorney-Advisor Dean Suehiro, Senior Staff Accountant Christie Wong, Staff Accountant

Re:	Alteryx, Inc. Registration Statement on Form S-1 Filed February 24, 2017 File No. 333-216237

Ladies and Gentlemen:

On behalf of Alteryx, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No.1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-216237) that was initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 24, 2017 (the “Registration Statement”). In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in the Staff’s letter dated March 1, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Our Customers, page 94

1.	We note that you had over 2,300 customers in 2016 in 50 countries. Please tell us the basis for your statement that the customer list is “representative” of your customers in each of the industry categories (as opposed to being a list of your best known customers).

The Company respectfully advises the Staff that the table of customers listed on page 95 of Amendment No. 1 only includes customers that were above the 80th percentile of the Company’s customers in terms of revenue for the year ended December 31, 2016 and that consented to the Company

United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2017

using their name in the Registration Statement. Accordingly, the Company respectively advises the Staff that each of the listed customers represent significant customers of the Company and the table of customers is therefore not just a list of the Company’s best known customers.

Customer Case Studies, page 95

2.	Revise to clarify whether and, if so, how these case studies are indicative of your “land and expand” strategy. We note that revenue increased in 2016 “primarily from additional sales to existing customers….”

The Company respectfully advises the Staff that, as disclosed on page 95 of Amendment No.1, the case studies provide examples of how these customers have deployed and benefited from the Company’s platform. The Company believes that the case studies provide valuable information to prospective investors because they illustrate the uses and benefits of the Company’s platform and the value that the Company’s customers derive from the Company’s platform. Furthermore, the Company notes that each of the customers noted in the case studies was above the 80th percentile of the Company’s customers in terms of revenue for the year ended December 31, 2016 and consented to the Company using its respective case study in the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on pages 96 and 97 of Amendment No. 1 to provide information with respect to the revenue expansion of such customers since such customers began using the Company’s platform.

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United States Securities and Exchange Commission

Division of Corporation Finance

March 13, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:

Dean A. Stoecker, Chief Executive Officer

Kevin Rubin, Chief Financial Officer

Christopher M. Lal, Esq., Senior Vice President, General Counsel, and Corporate Secretary

Alteryx, Inc.

Gordon K. Davidson, Esq.

William L. Hughes, Esq.

Ran D. Ben-Tzur, Esq.

Fenwick & West LLP

Charles S. Kim, Esq.

Andrew S. Williamson, Esq.

Eric C. Jensen, Esq.

Cooley LLP